

Mail Stop 3561

April 14, 2016

Mr. Inderpreet Singh Wadhwa
Chief Executive Officer
Azure Power Global Limited
8 Local Shopping Complex
Pushp Vihar, New Delhi 110062, India

> **Re:** **Azure Power Global Limited**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed March 31, 2016**
> **File No. 333-208584**

Dear Wadhwa:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 23, 2016 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Corporate Structure, page 67

1. We note your disclosure here that you are in the process of formalizing "the arrangement and the formal agreement." Please clarify, if true, that this arrangement and formal agreement is the extension of the Sponsor Lock-in Agreement. Additionally, please file the Sponsor Lock-in Agreement and any extension thereto as an exhibit to this registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Financial Metrics

Nominal Contracted Payments, page 71

2. We note your response to comment 1. Please disclose the formula or calculation used by your power generation software to determine estimated annual energy output for your solar projects; also disclose the estimated annual energy output you used to calculate your nominally contracted payments and portfolio run-rate. In this regard, if you utilize "P" factor production level or something similar, please disclose it. Additionally, please tell us if you have used this calculation since the inception of all projects with scheduled price changes or if this represents a recent change in policy. If the latter, please provide us with your assessment of whether this change constitutes a change in accounting principle of your revenue recognition policy for PPAs with scheduled price changes. A change in accounting principle, as defined in ASC 250, includes a change in the method of applying an accounting principle.

Financial Statements

Note 1(b) Formation and initial public offering ('IPO'), page F-9

3. Your response to the first bullet point of comment 2 indicates that the terms of the AZI compulsory convertible preferred shares and compulsory convertible debentures were increased from 10 years to 20 years. Please tell us why such term increase did not result in additional consideration provided to these holders through increased fair value of such securities. Although you indicate that the term increase "is not pertinent" since the securities will convert into APGL equity shares immediately prior to the IPO, IPO effectiveness is not solely within your control. Accordingly, explain in sufficient detail why you believe the term increase should have no impact for accounting purposes. Ensure you tell us the reason why you modified the terms of these securities.

4. We note your response to the fourth bullet point in comment 2 regarding why you believe it is appropriate to attribute no value to the non-controlling interest in AZI still held by the AZI founders. We also note your statement that the accounting for a transaction between entities under common ownership is the same as the accounting for common control transactions and, as such, the reorganization transactions should not create a non-controlling interest where one did not previously exist. We believe that, under U.S. GAAP, a non-controlling interest created as a result of a common control transaction would generally be recorded in accordance with ASC 810 at the book value of the non-controlling interest in the subsidiary. To help us fully understand your assertion that transfer restrictions and the pro rata distribution of any Excess Return resulted in a lack of economic substance for the non-controlling interest , please provide us with the following information:

- Tell us whether the AZI Sponsors have any rights, contractually or otherwise, to the income attributable to the AZI equity shares they continue to hold and/or to dividends on such shares during any periods prior to the acquisition of such shares by APGL.

- Tell us whether any income or loss has been allocated to the non-controlling interest related to the equity interest in AZI still held by the AZI Sponsors on an actual or a pro forma basis and explain the reasons supporting your treatment.

- Explain to us the reason(s) why the reorganization transaction was structured such that the AZI Founders/Sponsors retained their equity shares in AZI rather than surrendered such shares for shares of APGL.

You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Andrew Blume, Staff Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at 202-551-3832 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Division of Corporation Finance
Office of Consumer Products

Cc: Thomas Ivey, Esq.
        Sandeep Chopra